SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF nº 01.545.826/0001-07 NIRE 35.300.147.952

Publicly-held Company

Annual Calendar

ANNUAL CALENDAR OF CORPORATE EVENTS
Corporate Name			GAFISA S.A.
Headquarter Address			Av. das Nações Unidas 8.501, 19th floor, Pinheiros
Internet Address			www.gafisa.com.br
Investor Relations Officer			Name: Ana Recart
E-mail: arecart@gafisa.com.br
Telephone(s): 55 (11) 3025-9242

Responsible	for	the	Name: Fernanda Nogueira
Investor Relations		Area	E-mail: fnogueira@gafisa.com.br
(without being the Investor			Telephone(s): 55 (11) 3025-9242
Relations Officer)
Newspapers (and locales)			Diário Oficial do Estado de São Paulo
that publish the corporate			O Estado de São Paulo (National Edition)
actions

A.	MANDATORY SCHEDULING

Complete Annual Financial Reports for the fiscal year ending on 12/31/2018
EVENT	DATE
Publication via IPE	3/28/2019

Standard Financial Reports (DFP) for the fiscal year ending on 12/31/2018
EVENT	DATE
Publication via ENET	3/28/2019

Reference Form for the current fiscal year
EVENT	DATE
Publication via ENET	5/31/2019

Quarterly Information (ITR)
EVENT – Publication via ENET	DATE
Regarding the 1st quarter	5/9/2019
Regarding the 2nd quarter	8/8/2019
Regarding the 3rd quarter	11/7/2019

São Paulo - Brasil AV das Nações Unidas , 8 501 - 19° andar Eldolrado Business Tower Pinheiros CEP 05425-070 - São Paulo

Annual Shareholders’ General Meeting
EVENT	DATE
Holding of the Annual Shareholders’ General Meeting	4/30/2019

B. OPTIONAL SCHEDULING

(Events already programmed during the first presentation of the Annual Calendar)

Conference Call, if applicable
EVENT	DATE
Holding of Conference Call regarding Annual Financial Reports for the fiscal year
3/29/2019
ending on 12/31/18
Holding of Conference Call regarding Quarterly Information for the 1st quarter	5/10/2019

Holding of Conference Call regarding Quarterly Information for the 2nd quarter	8/9/2019

Holding of Conference Call regarding Quarterly Information for the 3rd quarter	11/8/2019

Annual Shareholders’ General Meeting
EVENT	DATE
Sending of management’s proposal via IPE	3/29/2019
Sending of the call notice via IPE	3/29/2019
Sending of the summary of the main deliberations or of the Meeting’s minutes via
4/30/2019
IPE

São Paulo - Brasil AV das Nações Unidas , 8 501 - 19° andar Eldolrado Business Tower Pinheiros CEP 05425-070 - São Paulo

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 13, 2019

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer